Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: November 4, 2021

Wejo and Hella Partnership Unlocks New Use Cases for Connected Vehicle Data

•	Utilizing Hella’s comprehensive sensor and diagnostic expertise, Wejo is identifying new use cases for connected vehicle data with broad implications across the diagnostic, roadside assistance and connected vehicle sectors

•	Collaboration between companies in R&D and other areas are on the forefront of the broader mobility revolution and are providing transformative insights about vehicles and their environments where they are used

MANCHESTER, England and LIPPSTADT / IHRINGEN, Germany– November 4, 2021 – Wejo, a global leader in connected vehicle data, and Hella Gutmann Solutions (“Hella Gutmann”), a leading diagnostics and automotive data provider, which is a subsidiary of HELLA GmbH & Co. KGaA (“Hella”), one of the world’s leading automotive suppliers, today detailed notable recent achievements of their partnership, which include multiple business applications for connected vehicle data across the vehicle lifecycle. Hella is a minority investor in Wejo, which expects to become a publicly listed company later this year through its planned merger with Virtuoso Acquisition Corp. (NASDAQ: VOSO). The companies discuss the partnership and their progress to date in a video released today.

Hella Gutmann boasts an extensive diagnostic and data portfolio designed to enhance the diagnosis and repair process of vehicles in the automotive aftermarket. This portfolio, Hella Gutmann’s exceptional auto expertise, and Wejo’s connected vehicle data platform, which has ingested more than 12 trillion data points and 59 billion journeys from connected vehicles worldwide, will combine to revolutionize the ways in which OEMs, passengers, businesses, dealerships, and independent workshops maintain vehicle health and residual value. As the video details, the actionable intelligence uncovered through the collaboration has created real business applications across the broader automotive industry that can address and solve some of the most significant mobility challenges.

Richard Barlow, Founder and CEO at Wejo, said, “The Hella-Wejo partnership is enabling amazing outcomes for drivers like you and me - where a malfunction in your car can be communicated and you can take preventive action instead of being stranded – or when a problem has occurred, the mechanic already has all of the information they need to identify, diagnose, and repair the issue swiftly and accurately to minimize the time your car is off the road or prevent additional expenditures. This is just the beginning. From e-mobility to the broader digitalization of the vehicle and ever more intelligent sensors, Hella and Wejo together will deliver insights to passengers, manufacturers, mechanics, OEMs business fleets that demonstrate the power and potential of how connected vehicle data can be used.”

Rolf Kunold, CEO at Hella Gutmann, added: “Wejo’s connected vehicle data expertise is an outstanding complement to Hella Gutmann’s product portfolio and has enabled us to develop new digital data driven products and services for the connected vehicle data supply chain to benefit OEMs. We are glad to continue to build on the early success of this innovative partnership as we seek to push the boundaries of the connected vehicle sector.”

In addition to Hella Gutmann, Wejo has established partnerships with a number of leading companies across several industries that have invested in the company. These include Palantir Technologies (NYSE: PLTR) to power the leading connected vehicle data platform; Microsoft (NASDAQ: MSFT) to deliver the scale, performance and security in the cloud with Microsoft Azure; Sompo Holdings (TYO: 8630) to bring the power of connected vehicle data to the APAC region; and General Motors (NYSE: GM). Additionally, Wejo also has business relationships with 17 automotive OEMs and Tier 1s.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting real-time vehicle data. The company enables smarter mobility by organizing 12 trillion data points from approximately 12 million vehicles and more than 59 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, underpinned by leadership in data privacy, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 250 people and has offices in Manchester in the UK and in regions where Wejo does business around the world. For more information, visit: www.wejo.com.

About HELLA GmbH & Co. KGaA, Lippstadt

HELLA is a global, family-owned company listed on the stock exchange, with over 125 locations in some 35 countries. With currency and portfolio-adjusted sales of € 6.5 billion in fiscal year 2020/2021 and more than 36,000 employees, HELLA is one of the world’s leading automotive suppliers. HELLA specialises in innovative lighting systems and vehicle electronics and has been an important partner to the automotive industry and aftermarket for more than a century. Furthermore, in its Special Applications segment, HELLA develops, manufactures and sells lighting and electronic products for specialist vehicles. For more information, visit: www.hella.com

About Hella Gutmann Solutions GmbH, Ihringen

Hella Gutmann Solutions is a subsidiary of HELLA GmbH & Co. KGaA. Our main product range features professional equipment for automotive workshops, car dealerships and automotive testing agencies. Core products are data, software, devices and tools for diagnostics, exhaust emission tests, headlight adjustment, system checks and the associated measuring technology. Some 45,000 automotive companies in 24 countries utilize the tools and professional expertise of Hella Gutmann Solutions on a daily basis. This converts into a coverage approximately 90% of the European car parc for our workshop customers. Out of this core business HGS is now developing new smart data driven business models (e.g. over-the-air diagnosis, cloud-based data on demand services, etc.) catering to new customers groups (e.g. Insurance, Telematics, Fleet Management, etc.). For more information, visit: www.hella-gutmann.com

Contacts:

Wejo Media Contact

Mark Semer/Sam Cohen

Gasthalter & Co.

(212) 257-4170

wejo@gasthalter.com

Wejo Investor Relations

Wejo Investor Relations

Tahmin Clarke

investor.relations@wejo.com

Idalia Rodriguez

Arbor Advisory Group

investor.relations@wejo.com

HELLA Corporate Communications & Investor Relations

Dr. Markus Richter

Executive Vice President

Phone: +49 (0)2941 38-7545

Markus.Richter@hella.com

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Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), and thereafter declared effective on October 22, 2021, including the definitive proxy statement/prospectus filed on October 22, 2021 in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), which was thereafter declared effective on October 22, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 was declared effective, the definitive proxy statement/prospectus was mailed to Virtuoso’s stockholders as of a record date of October 14, 2021 for voting on the proposed business combination. Stockholders are also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus for the proposed business combination. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, is set forth in the definitive proxy statement/prospectus relating to the proposed business combination.